UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Diversified Healthcare Trust
(Name of Issuer) Common Shares of Beneficial Interest, $0.01 par value per share
(Title of Class of Securities) 25525P107
(CUSIP Number) Ashvin Rao H/2 Special Opportunities IV L.P. 680 Washington Boulevard, Seventh Floor Stamford, CT 06901 (203) 569-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107	13D	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS H/2 Special Opportunities IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
number of shares beneficially owned by each reporting person with	7.	sole voting power
	8.	shared voting power 14,917,366
	9.	sole dispositive power
	10.	shared dispositive power 14,917,366
11.		aggregate amount beneficially owned by each reporting person
12.	check box if the aggregate amount in row (11) excludes certain shares (see instructions)	☐
13.		percent of class represented by amount in row 11 6.22%
14.		type of reporting person (see instructions) IN

CUSIP No. 25525P107	13D	Page 3 of 7 Pages

1.		NAMES OF REPORTING PERSONS Spencer b. Haber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
number of shares beneficially owned by each reporting person with	7.	sole voting power
	8.	shared voting power 14,917,366
	9.	sole dispositive power
	10.	shared dispositive power 14,917,366
11.		aggregate amount beneficially owned by each reporting person
12.	check box if the aggregate amount in row (11) excludes certain shares (see instructions)	☐
13.		percent of class represented by amount in row 11 6.22%
14.		type of reporting person (see instructions) IN

CUSIP No. 25525P107	13D	Page 4 of 7 Pages
Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common shares of beneficial interest, $0.01 par value per share (the “Shares”) of Diversified Healthcare Trust, a Maryland real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634.

Item 2.	Identity and Background.

This Schedule 13D is filed by H/2 Special Opportunities IV L.P., a Delaware limited partnership (the “Reporting Person”) and Spencer B. Haber, a citizen of the United States (the “Other Reporting Person” and, together with the Reporting Person, the “Reporting Persons”). The address of the Reporting Persons’ principal office is 680 Washington Boulevard, Seventh Floor, Stamford, CT 06901.

During the last five years, neither of the Reporting Persons has either been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 5 of this Schedule 13D is incorporated herein by reference. The aggregate purchase price for the purchase transaction set forth in Item 5 was funded by available cash on hand.

Item 4.	Purpose of Transaction.

The information in Items 2, 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person holds the Shares for investment purposes. The Reporting Persons intend to review on a continuing basis this investment in the Issuer. The Reporting Person may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer from time to time, in each case, in open market or private transactions, block sales or otherwise. Either of the Reporting Persons may take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Trustees of the Issuer, engaging in discussions with shareholders and creditors of the Issuer (some of whom may own both Shares and bonds) or third parties, including service providers, about the Issuer and the Reporting Person’s investment and/or making proposals to the Issuer concerning financing and capital markets alternatives and/or changes to the Issuer’s capital structure and/or asset portfolio. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

CUSIP No. 25525P107	13D	Page 5 of 7 Pages

On June 30, 2023, an affiliate of the Reporting Person delivered a letter to the Chairman of the Board of Trustees of the Issuer (the “Letter”) with respect to the Issuer’s proposed merger with Office Properties Income Trust (the “Proposed Merger”). As explained in the Letter, the Reporting Person is both a shareholder and a bondholder of the Issuer, and believes the Proposed Merger is not in the best interests of the Issuer, its shareholders or its creditors. The Letter indicated the Reporting Person’s positive disposition towards the Issuer and its willingness to support the Issuer by participating in various alternatives to the Proposed Merger that it believes better address the Issuer’s near-term challenges, and which far better serve the interests of DHC’s shareholders and bondholders in the long term. For example, the Reporting Persons believe that effective alternatives to better address DHC’s 2024 debt maturities, but which do not degrade value the way the Proposed Merger does, include without limitation: (i) bank lender financings; (ii) bondholder financings; (iii) asset sales; and (iv) bondholder consents. The Reporting Person remains interested in participating in what it believes to be the multiple alternatives available to the Issuer, whether such alternatives are developed by the Reporting Person, the Issuer or other stakeholders. While the Reporting Person did not receive a formal response from the Issuer to the proposal the Reporting Person made on November 18, 2022 to facilitate the refinancing of the Company’s 2024 debt maturities, and while that proposal has been superseded by the passage of time and intervening events, the Reporting Person is working on an updated proposal to resolve the Issuer’s 2024 debt maturities. As a significant bondholder and shareholder, the Reporting Person wants to maximize the number of viable, actionable and superior alternatives that the Company has for refinancing its 2024 debt maturities. A copy of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person intends to vote against the Proposed Merger, as explained in the Letter.

Except as described in this Schedule 13D, neither of the Reporting Persons has any present plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change the Reporting Persons’ position and/or change its purpose and/or develop such plans.

Item 5.	Interest in Securities of the Issuer.

The information in Item 2 of this Schedule 13D is incorporated herein by reference.

(a)	In the aggregate, the Reporting Person beneficially owns 14,917,366 Shares, or 6.22% of Shares outstanding as of May 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2023.

CUSIP No. 25525P107	13D	Page 6 of 7 Pages
(b)	The Reporting Person may be deemed to be controlled by the Other Reporting Person and therefore share beneficial ownership (and voting and dispositive power) of the Shares with the Other Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Other Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of his pecuniary interest therein. The filing of this statement should not be construed to be an admission that the Reporting Person or the Other Reporting Person are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.
(c)	On May 9, 2023 and May 10, 2023, the Reporting Person acquired through a broker-dealer 3,376,699 Shares for a price per Share of $0.89 and 1,414,201 Shares for a price per Share of $0.88, respectively, and for an aggregate purchase price of $4,238,853.

Except for the foregoing, the Reporting Person has not effected any transaction in the Shares in the past 60 days. The Other Reporting Person has not effected any transaction in the Shares in the past 60 days.

(d)	To the best knowledge of the Reporting Person and the Other Reporting Person, no person other than the Reporting Person and the Other Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. On June 30, 2023, the Reporting Person and the Other Reporting Person entered into a Joint Filing Agreement in which the Reporting Person and the Other Reporting Person agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.
99.1	Letter to the Chairman of the Board of Trustees of the Issuer, dated June 30, 2023.
99.2	Joint Filing Agreement, dated June 30, 2023.

CUSIP No. 25525P107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2023

H/2 SPECIAL OPPORTUNITIES IV L.P.

	By:	/s/ Spencer B. Haber
Name: Spencer B. Haber
Title: Authorized Signatory

/s/ Spencer B. Haber
Spencer B. Haber